SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                             21 May 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announced on 26 March 2010 that deferred bonus awards for 2009
granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in three equal tranches in 2010, 2011 and 2012 and be released in Shares.

In this respect, the Group announces that on 21 May 2012 after the settlement of income tax and national insurance contributions, the members of the Group Executive Committee listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
M Fisher	294,767
J Maltby	93,828
D Nicholson	43,305
A Risley	135,113

On 21 May 2012, the Group was notified that on the same day Mrs H J Watson, a connected person of Mr A Watson, a director of the Group, purchased 100,000 Shares at a price of 26.48 pence per Share.

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transactions took place in the United Kingdom and the shares are listed on the London Stock Exchange.

For further information:

Douglas Radcliffe                                                                    +44 (0)20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@ltsb-finance.co.uk

Sarah Swailes                                                                         +44 (0) 20 7661 4639
Group Media Relations
Email: sarah.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 21 May, 2012